EXHIBIT 99.1

PyroGenesis Launches Online Charitable Swag

(All Profits to be Donated to Children’s Charities)

MONTREAL, July 13, 2021 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes plasma atomized metal powders, environmentally friendly plasma waste-to-energy systems and clean plasma torch products, is proud to announce today the launching of its e-commerce website, offering a selection of high quality charitable swag and accessories, the profits of which will be donated to children’s charities1.

PyroGenesis’ online store will be unveiled Wednesday, July 14th at approx. 10h30 AM (ET). All products will be available at shop.pyrogenesis.com.

PyroGenesis’ e-commerce website can also be accessed from the Company’s home page pyrogenesis.com, and will feature exclusive and limited editions of clothing and lifestyle products. The initial offering includes a variety of hoodies, caps, sweatpants, graphic tees, barbecue sets and various accessories, all of which will be added to over time. Most of the themes were inspired by requests from the investment community.

“We are very proud to be announcing this launch which is as a result of a combination of time and effort volunteered by many of PyroGenesis’ employees,” said P. Peter Pascali, CEO and Chair of PyroGenesis. “This has fostered a feeling of pride amongst the PyroGenesis team and underscores a basic philosophy at PyroGenesis that ‘no matter how good the situation is, nor how successful one becomes, we must never forget those less fortunate’.”

Please visit shop.pyrogenesis.com to participate in this launch, and help provide for children in need.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President Investors Relations and Strategic Business Development
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com
RELATED LINK: http://www.pyrogenesis.com/

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1 Tax receipts will not be issued given the Company does have a charitable status.